EXHIBIT 99.116
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                   ADVANTAGE ENERGY INCOME FUND - NEWS RELEASE

                                  JUNE 10, 2004

                  ADVANTAGE ANNOUNCES UPDATE TO U.S. OWNERSHIP

                                  (TSX: AVN.UN)

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CALGARY, ALBERTA - On March 23, 2004, the Canadian government announced proposed changes to the Income Tax Act (Canada) which may require income funds and royalty trusts to retain greater than 50% Canadian ownership in order to maintain their status as a mutual fund trust under the Income Tax Act (Canada). Advantage Energy Income Fund ("Advantage" or the "Fund") reports that based on information received from Advantage's transfer agent and financial intermediaries, the Fund estimates that approximately 40% of issued and outstanding Trust Units are held by non-residents. Advantage will continue to monitor its level of non-resident ownership and review various alternatives to mitigate any impact on the Fund of this legislation as it is currently proposed.





For further information contact:

                       Mr. Gary F. Bourgeois, VP Corporate
                                  Development
                              Phone: (416) 945-6636
                            TOLL FREE: 1-866-393-0393

                          ADVANTAGE ENERGY INCOME FUND
                            3100, 150 - 6th Avenue SW
                             Calgary, AlbertaT2P 3Y7
                              Phone: (403) 261-8810
                               Fax: (403) 262-0723
                        Web Site: www.advantageincome.com
                      E-mail: advantage@advantageincome.com